FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                    No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.
TABLE OF CONTENTS

Item
1	Press Release, dated March 23, 2009, regarding the payment of a fourth dividend charged to the earnings of the 2008 financial year for an amount of 0.25737 euros per share

Press Release
Banco Santander will pay from 1st May a fourth dividend charged to 2008 for an amount of
0.25737 euros per share
• The total dividend charged to the earnings of the past financial year amounts to 0.65 euros per share and will be paid fully in cash.
Madrid, 23rd March 2009. From 1st May 2009, Banco Santander will pay a fourth dividend charged to the earnings of the 2008 financial year for an amount of 0.25737 euros per share, which represents a payment among shareholders of 2,100 million euros, as resolved by the Bank’s Board of Directors at its meeting held today in Santander.
With the payment of this dividend, the total dividend charged to the 2008 earnings, paid fully in cash, is 0.65078 euros per share, the same amount as that paid in 2007.
As a result of the capital increases carried out since October 2008, the total distribution of dividends among shareholders charged to the 2008 results (which amounts to 4,812 million euros and represents a pay-out of 54.2%) is 18% more than in the previous financial year.

Comunicación Externa
Ciudad Grupo Santander — Edif.Arrecife, 2a Planta. 28660
Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax.34 91 257 1039

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: March 23, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President